UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number:  001-34149

DJSP ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

900 South Pine Island Road
Suite 400
Plantation, Florida 33324
Tel: (954) 233-8000, ext. 2024
Fax: (954) 233-8570
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________.

NASDAQ Notification

On December 15, 2010, the Company received a letter from The NASDAQ Stock Market (“NASDAQ”) notifying it that for the prior 30 consecutive business days, the Company’s listed securities failed to maintain a minimum bid price of $1 per share.  Consequently, a deficiency exists with regard to this requirement for continued listing pursuant to NASDAQ Listing Rule 5450(a)(1) (the “MBPPS Rule”). NASDAQ further stated that in accordance with NASDAQ Listing Rule 5810(c)(3)(A), the Company will be provided 180 calendar days, or until June 13, 2011, to regain compliance with the MBPPS Rule.  NASDAQ will deem the Company to have regained compliance if at any time before June 13, 2011 the bid price of the Company’s listed securities closes at $1 per share or more for a minimum of ten consecutive business days.

This notification does not impact the listing and trading of the Company’s securities at this time. However, the NASDAQ letter also states that, if the Company does not regain compliance with the MBPPS Rule by June 13, 2011, the Company will receive written notification from NASDAQ that the Company’s securities are subject to delisting.  The Company is reviewing its options for regaining compliance with the MBPPS Rule and for remedying past non-compliances, including those listed in a Form 6-K filed with the Securities and Exchange Commission on December 1, 2010, and any other future potential non-compliances, with NASDAQ continued listing requirements.  There can be no assurance that the Company will be able to regain compliance with the MBPPS Rule or other NASDAQ continued listing requirements in a timely fashion, in which case its securities would be delisted from NASDAQ.

Foreign Private Issuer Status

The Company is currently classified as a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended. As such, the Company is currently exempt from certain provisions applicable to United States public companies, including, but not limited to: the rules under the Securities Exchange Act of 1934, as amended (“Exchange Act”) requiring the filing with the United States Securities and Exchange Commission (“SEC”) of annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “shortswing” trading transaction (a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

A foreign company will no longer be classified as a “foreign private issuer” if a majority of its shareholders are citizens or residents of the United States, and it meets certain other criteria, including having a majority of officers or directors who are United States citizens or residents.  The Company will no longer be classified as a foreign private issuer effective as of January 1, 2011. Beginning as of January 1, 2011, the Company will qualify as a “smaller reporting company” for purposes of Securities and Exchange Commission rules.  Accordingly, among other things, the Company will make future annual filings with the SEC on Form 10-K (including our annual report for the year ending December 31, 2010) rather than on Form 20-F, the Company will commence on January 1, 2011 to expand its SEC reporting to include quarterly reports on Form 10-Q and current reports on Form 8-K, and the Company’s officers, directors, and 10% shareholders must report ownership of the Company’s securities in accordance with Section 16 of the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 21, 2010	DJSP ENTERPRISES, INC.

	By:	/s/ Stephen J. Bernstein
Name: Stephen J. Bernstein
Title: President